[TYG LETTERHEAD]

September 30, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Ed Bartze

Re:	Tortoise Energy Infrastructure Corporation – Shelf Registration Statement on

Form N-2 (File Nos. 333-165006 & 811-21462) (the “Registration Statement”)

To the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tortoise Energy Infrastructure Corporation (the “Registrant”) hereby requests that the effective date of the Registration Statement referenced above be accelerated so that it will be declared effective on September 30, 2015 by 4:00 pm, Eastern Time, or as soon as practicable thereafter, after notification by telephone to the Staff that the Registration Statement is correct and complete with the exception of information omitted in reliance upon Rule 430A, which will be provided in the final prospectus.

With respect to the Registrant’s request for acceleration of the effective date of the Registration Statement, please be advised that the Registrant acknowledges that:

(1) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TORTOISE ENERGY INFRASTRUCTURE CORPORATION

By: Name: Title:	/s/ Brent Behrens Brent Behrens Principal Financial Officer